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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
MAR 04 2015
WASH., DC SECTION

FORM X-17A-5
PART III

SEC FILE NUMBER
8-39119

FACING PAGE
Information Required of Brokers and Dealers Pursuant
to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BRAZOS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12400 COIT ROAD, SUITE 1040
(No and Street)

DALLAS	TEXAS	75251
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BILL F. SIMS — 214-827-5960
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT Whose opinion is contained in this Report*

VAIL & KNAUTH, LLP
(Name - if individual state last, first, middle name)

1801 GATEWAY BLVD., SUITE 212,	RICHARDSON,	TEXAS	75080
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

KW 3/16

* Claim for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, BILL F SIMS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BRAZOS SECURITIES, INC. as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) neither the company nor any partner, proprietor, principal officer or director has proprietary interest in any account solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

STEVE E. HAZEN
Notary Public, State of Texas
My Commission Expires
September 19, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Change in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report
- ☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

** For conditions of confidential treatment of certain portions of this filing, see section 140.17a-5(e)(3)



Brazos Securities, Inc.

Financial Statements

and Supplementary Information

Year ended December 31, 2014


V
K
VAIL & KNAUTH, LLP
CERTIFIED PUBLIC ACCOUNTANTS


VAIL & KNAUTH, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AUDIT, TAX AND ADVISORY SERVICES

Michael G. Vail, CPA
Chris E. Knauth, CPA
Charles T. Gregg, CPA
Don E. Graves, CPA
Pamela C. Moore, CPA
Courtney N. Cooper, CPA


SEC MAIL
PROCESSING
RECEIVED
MAR 04 2015
WASH., D.C.
201
SECTION

Brazos Securities, Inc.

Financial Statements

and Supplementary Information

Year ended December 31, 2014

1801 Gateway Blvd., Suite 212
Richardson, TX 75080
(972) 234-3333

www.vailknauth.com

323 East Highway 199 – P.O. Box 1859
Springtown, TX 76082
(817) 220-8700

BRAZOS SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2014

CONTENTS


V
K
VAIL & KNAUTH, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AUDIT, TAX AND ADVISORY SERVICES

Michael G. Vail, CPA
Chris E. Knauth, CPA
Don E. Graves, CPA
Charles T. Gregg, CPA
Cliff E. Wall, CPA
Pamela C. Moore, CPA

Members:
American Institute of CPAs
Texas Society of CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Of BRAZOS SECURITIES, INC.

We have audited the accompanying financial statements of **BRAZOS SECURITIES, INC.**, (a Texas Corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, cash flows, changes in shareholder's equity and changes in liabilities subordinated to claims of general creditors for the year then ended that are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **BRAZOS SECURITIES, INC.** as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information, including Schedule I - Computation of Net Capital Under Rule 15c3-1 of the SEC, Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the SEC and Schedule III, has been subjected to audit procedures performed in conjunction with the audit of **BRAZOS SECURITIES, INC.'s** financial statements. The supplemental information is the responsibility of **BRAZOS SECURITIES, INC.'s** management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

1801 Gateway Blvd., Suite 212
Richardson, TX 75080
(972) 234-3333

www.vailknauth.com

323 East Highway 199 - P.O. Box 1859
Springtown, TX 76002
(817) 220-8700

Vail + Knauth, LLP

Vail & Knauth, LLP
Richardson, Texas

February 27, 2015

BRAZOS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash	$ 17,500	
Deposits with clearing organizations	10,009	
Commissions receivable	13,096	
Marketable securities	22,798	
Office and equipment, at cost, less accumulated depreciation and amortization of $15,452	2,440	
		$ 65,843

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accounts payable	$ 6,300	
Accrued expenses	42	
Total liabilities		$ 6,342
SHAREHOLDER'S EQUITY:		
Common stock, 1,000,000 shares of $1.00 par value authorized, 1,000 shares issued and outstanding	1,000	
Paid-in capital	56,500	
Retained earnings	2,001	
Total shareholders' equity		59,501
		$ 65,843

The accompanying notes are an integral part of the financial statement.

BRAZOS SECURITIES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2014

REVENUES		
Commissions	$ 289,129	
Other	74,279	
Total revenues		$363,408
COSTS AND EXPENSES:		
Salaries, commissions and payroll taxes	254,875	
Clearance	30,514	
Communications	17,857	
Occupancy costs	12,000	
Licenses and permits	10,288	
Other expenses	28,528	
Total costs and expenses		354,062
OPERATING INCOME		9,346
OTHER INCOME:		
Interest and dividend income	2,797	
Net gain on investments	2,125	
Net other income		4,922
Net income before provision for income taxes		14,268
Provision for income taxes		2,140
Net income before benefit from prior years' tax loss		12,128
Benefit from prior years' tax loss carry forward		2,140
Net income		$14,268

The accompanying notes are an integral part of the financial statements.

BRAZOS SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

OPERATING ACTIVITIES		
Net income	$ 14,268	
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	1,692	
Changes in operating assets and liabilities:		
Decrease in accounts receivable	217	
Increase in marketable securities	(624)	
Decrease in accounts payable	(18,938)	
Decrease in accrued expenses	(2,734)	
Net cash provided by operating activities		$(6,119)
INVESTING ACTIVITIES		
Equipment acquisitions		(2,634)
Net decrease in cash		(8,753)
Cash at December 31, 2013		26,253
Cash at December 31, 2014		$ 17,500

The accompanying notes are an integral part of the financial statements.

BRAZOS SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2014

	COMMON STOCK	ADDITIONAL CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
Balances at December 31, 2013	$ 1,000	$ 56,500	$(12,267)	$ 45,233
Net income			14,268	14,268
Balances at December 31, 2014	$ 1,000	$ 56,500	$ 2,001	$ 59,501

The accompanying notes are an integral part of the financial statements.

BRAZOS SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2014

Balance at December 31, 2013	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2014	$	-0-

The accompanying notes are an integral part of the financial statements.

A. COMPANY:

BRAZOS SECURITIES, INC., formed in 1987, is a member of the Financial Industry Regulatory Authority (FINRA) and operates as a broker-dealer in securities. All customers' securities, funds and accounts are processed and carried by correspondent broker-dealers.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. **Customers' Securities and Commodities** - Transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities and commodities transactions of the Company are recorded on a trade date basis.

2. **Cash** - The Company considers all short-term investments with an original maturity of three months or less to be cash.

3. **Securities** - Marketable securities are valued using level one inputs to calculate fair value. The resulting difference between cost and fair value is included in income.

4. **Equipment** - Equipment is stated at cost less accumulated depreciation, which is provided by charges to income over estimated useful lives using the straight-line method.

5. **Income Taxes** – Federal income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting.

   The Company incurs state franchise taxes, which are, in part, based on certain income and expense items, and the financial statements include a provision for the state tax effect of transactions reported in the financial statements.

6. **Use of Estimates** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

(Continued)

C. FAIR VALUES OF FINANCIAL INSTRUMENTS:

Fair Value Measurement - FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level one inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level two inputs are inputs (other than quoted prices included within level one) that are observable for the asset or liability, either directly or indirectly.

Level three inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The carrying amounts of assets in the balance sheet approximate fair value. The carrying amounts of assets in the balance sheet approximate fair value.

D. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $40,961 which was $35,961 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.15 to 1.

(Continued)

E. AFFILIATED ENTITY:

Office facilities are leased from an entity affiliated through common ownership. Rental payments during the year ended December 31, 2014 totaled $12,000.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2014

Schedule I

BRAZOS SECURITIES, INC.

SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17A-5

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

COMPUTATION OF NET CAPITAL:

Total stockholder's equity qualified for net capital	$ 59,501
Add:	
Other deductions or allowable credits	- 0 -
Total capital and allowable subordinated liabilities	59,501
Deductions and/or charges:	
Non-Allowable assets	15,536
Net capital before haircuts on securities positions	43,965
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	3,004
Net Capital	$ 40,961
Aggregated indebtedness	$ 6,342

BRAZOS SECURITIES, INC.

SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17A-5

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

DECEMBER 31, 2014

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 423
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 35,961
Excess net capital at 1000%	$ 40,327
Ratio of aggregate indebtedness to net capital	.15 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION:

Net capital, as reported in Company's Part II (Unaudited) Focus report	$ 40,961
Audit adjustments	- 0 -
NET CAPITAL	$ 40,961

BRAZOS SECURITIES, INC.

SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17A-5

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

EXEMPTIVE PROVISIONS:

The Company has claimed an exemption from Rule 15c3-3 under section (k) (2) (ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

BRAZOS SECURITIES, INC.

SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17a-5

INFORMATION RELATING TO POSSESSION OR

CONTROL REQUIREMENTS UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(2)(ii) exemptive provision.

BRAZOS SECURITIES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2014



Michael G. Vail, CPA
Chris E. Knauth, CPA
Don E. Graves, CPA
Charles T. Gregg, CPA
Cliff E. Wall, CPA
Pamela C. Moore, CPA

Members:
American Institute of CPAs
Texas Society of CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BOARD OF DIRECTORS AND SHAREHOLDERS
BRAZOS SECURITIES, INC.

We have reviewed management's statements, included in the accompanying **BRAZOS SECURITIES, INC.** Exemption Report, in which (1) **BRAZOS SECURITIES, INC.** identified the following provisions of 17 C.F.R. §15c3-3(k) under which **BRAZOS SECURITIES, INC.** claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) **BRAZOS SECURITIES, INC.**, stated that **BRAZOS SECURITIES, INC.** met the identified exemption provisions throughout the most recent fiscal year without exception. **BRAZOS SECURITIES, INC.**'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **BRAZOS SECURITIES, INC.**'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i)of Rule 15c3-3 under the Securities Exchange Act of 1934.

Vail + Knauth, LLP

Vail & Knauth, LLP
Richardson, Texas

February 27, 2015

1801 Gateway Blvd., Suite 212
Richardson, TX 75080
(972) 234-3333

www.vailknauth.com

323 East Highway 199 - P.O. Box 1859
Springtown, TX 76002
(817) 220-8700

BRAZOS SECURITIES, INC.

12400 COIT ROAD, SUITE 1040

DALLAS, TEXAS 75251

Exemption Report

Brazos Securities, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(ii)throughout the period June 1, 2014 to December 31, 2014 without exception.

Brazos Securities, Inc.

I, Bill F. Sims, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:________________________

President

February 27, 2015